File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

01 November 2004 2004 NOV 15 A 10: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4730
Direct Fax 44 121 722 4290
Our Ref RJ

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

04046117

Rachel Jeavons
Company Secretarial Assistant

PROCESSED

NOV 17 2004

THOMSON FINANCIAL

Encl.

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent Sharesave Scheme	
3.	Period of return:	From 21 July 2004 to 31 October 2004
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,741,413
5.	Number of shares issued/allotted under scheme during period:	39,064
6.	Balance under scheme not yet issued/allotted at end of period	1,702,349
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,000,000 Ordinary Shares of £1.00 each Date of Grant of Listing – 10 February 1997 3,000,000 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing – 26 March 1999 928,309 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing - 6 August 2002 663,726 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing – 2 June 2003 1,442,986 Ordinary Shares of 65 5/19 pence each Date of Grant of Listing – 20 July 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

345,855,737 Ordinary Shares of 65 5/19 pence each

Contact for queries:

Name: David Chettle

Telephone: 0121 722 4543

Address:

2297 Coventry Road, Birmingham, B26 3PU

Person making return:

Name: Peter P Davies

Position: Group General Counsel and Company Secretary